Mail Stop 4561	November 23, 2005

Mr. Mark K. Levenick
Interim Chief Executive Officer
Tidel Technologies Inc.
2900 Wilcrest Drive, Suite 205
Houston, TX 77042

	Re:    	Tidel Technologies, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A
		Filed on October 28, 2005

		Form 10-K for the years ended 2004 and 2003
		Forms 10-Q for the periods ended December 31, 2004,
		March 31 and June 30, 2005

Dear Mr. Levenick:

      We have reviewed your response to our letter dated November
22,
2005, as well as the proposed revisions to the disclosure in the above-cited periodic reports relating to the disclosure controls and procedures and have the following comments.
1. We note your response to prior comment 2 and reissue that comment.
Please explain to us in reasonable detail the factors you considered in concluding that none of the significant deficiencies in your internal controls and procedures constituted a material weakness. For example, please tell us whether any members of executive management overrode established credit policies, and if so to what extent, and how this did or did not affect your annual or interim financial statements or how you concluded that there was not more than a remote likelihood that this would have resulted in a material misstatement to the financial statements. As another example, tell us the "mitigating controls" that were in place.
2. We remind you that all correspondence must be filed on EDGAR. Please ensure that you file your response letter dated November 22,
2005, as well as any further correspondence relating to the above cited issues.


Please direct any questions you may have to Anne Nguyen at (202)
551-
3611 or Kathleen Collins at (202) 551-3499. If you still require further assistance, please contact the undersigned at (202) 551-
3735.


								Sincerely,




								Barbara C. Jacobs
      							Assistant Director
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Mr. Mark K. Levenick
Tidel Technologies Inc.
November 23, 2005
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